Exhibit 21.1

SUBSIDIARIES AS OF JANUARY 31, 2013

Name	Jurisdiction
Canada Workday ULC	Canada
Workday Asia Pacific Limited	Hong Kong
Workday Australia Pty. Ltd.	Australia
Workday B.V.	Netherlands
Workday France	France
Workday Global, Inc	Delaware
Workday GmbH	Germany
Workday International Limited	Ireland
Workday Limited	Ireland
Workday (UK) Limited	United Kingdom